ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

DATED AS OF DECEMBER 17, 2019

600-535 Howe Street
 Vancouver, British Columbia V6C 2Z4

TEL: 604.559.8051
www.toweronewireless.com

TABLE OF CONTENTS

PRELIMINARY NOTES	2
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION	2
DOCUMENTS INCORPORATED BY REFERENCE	3
GLOSSARY OF TERMS	4
CORPORATE STRUCTURE	5
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIBE THE BUSINESS	10
RISK FACTORS	17
DIVIDENDS AND DISTRIBUTIONS	28
DESCRIPTION OF CAPITAL STRUCTURE	29
MARKET FOR SECURITIES	29
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER	31
DIRECTORS AND EXECUTIVE OFFICERS	31
PROMOTERS	34
LEGAL PROCEEDINGS AND REGUALTORY ACTIONS	34
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	35
TRANSFER AGENT AND REGISTRAR	35
MATERIAL CONTRACTS	35
INTERESTS OF EXPERTS	36
ADDITIONAL INFORMATION	36

PRELIMINARY NOTES

In this Annual Information Form (“AIF”), Tower One Wireless Corp. is referred to as the “Company” or “Tower One”. All information in this AIF is as of December 31, 2018, unless otherwise indicated.

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Tower One cautions readers regarding forward-looking statements found in this document and in any other statement made by, or on the behalf of the Company. Statements contained in this AIF that are not historical facts are “forward-looking information” or “forward-looking statements” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities laws.

Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on estimates and assumptions about future economic conditions and courses of action. The words “believes”, “expects”, “intends”, “projects” and “anticipates”, and other similar expressions, commonly identify such Forward-Looking Information.

Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. In this AIF, Forward-Looking Information includes, but is not limited to, the Company’s intention to undertake and the complete construction of its current backlog of towers as well as the establishment of master lease agreements. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements as a result of global, Canadian, Colombian and Argentine economic, political, social and financial conditions, developments relating to the telecom infrastructure industry, changes in applicable regulations or the competitive environment, and developments in the operations, facilities, performance, prospects or financial condition of each of the Company.

Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this AIF to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The Forward-Looking Information in this AIF is based on management’s beliefs, estimates and opinions and is given only as of the date of this AIF, and is subject to a variety of risks, uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the Forward-Looking Information. Persons reading this AIF are cautioned that statements containing Forward-Looking Information are only predictions, and that the Company’s actual future results or performance are subject to certain risks and uncertainties. See the full list under the heading “Risk Factors” in this AIF.
The Forward-Looking Information contained in this AIF is expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on Forward-Looking Information.

DOCUMENTS INCORPORATED BY REFERENCE

This AIF should be read together with the following documents, which are incorporated by reference and form part of this AIF, which is prepared in accordance with Form 51-102F2 - Annual Information Form. These documents may be accessed using the System for Electronic Documents Analysis and Retrieval (“SEDAR”) at www.sedar.com.

•
The Management Information Circular dated as of January 4, 2019 regarding the Annual General Meeting of shareholders of the Company on February 5, 2019, filed under the Company’s profile on SEDAR on January 10, 2019;

•	The Audited Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016, filed under the Company’s profile on SEDAR on May 13, 2019;
•	The Annual Management’s Discussion and Analysis of the Company, dated May 13, 2019, filed under the Company’s profile on SEDAR on May 13, 2019;
•	The Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2019 and 2018, filed under the Company’s profile on SEDAR on August 29, 2019; and
•	The Interim Management’s Discussion and Analysis of the Company, dated August 29, 2019, filed under the Company’s profile on SEDAR on August 29, 209.

GLOSSARY OF TERMS

In this AIF, including under “Preliminary Notes”, unless otherwise stated, the following capitalized words and terms have the following meanings:

“$”	means Canadian dollars, unless otherwise specified.
“BCBCA”	means the Business Corporations Act (British Columbia), as amended from time to time and including any regulations promulgated thereunder.
“Board”	means the board of directors of the Company.
“BTS”	means Built to Suit.
“Business Day”	means a day, other than a Saturday or a Sunday, on which banks are generally open for business in the city of Vancouver, British Columbia, Canada.
“Common Share”	means a Class A Common Share without par value in the share capital of Tower One.
“Computershare”	means Tower One’s registrar and transfer agent, Computershare Investor Services Inc.
“CPI”	Consumer Price Index.
“CNV”	means the Comisión Nacional de Valores, the national securities commission of Argentina.
“CSE” or “Exchange”	means the Canadian Securities Exchange.
“DAS”	Distributed Antenna Systems.
“Debenture”	means the secured convertible debenture with an aggregate principal amount of $1,000,000.
"Evotech"	means Evolution Technology SA.
“Forge Agreement”
means the purchase and sale agreement with Forge Therapeutics Inc., pursuant to which the Company agreed to sell certain of its technology assets in return for 15,000,000 common shares of Forge Therapeutics Inc.

“Forward-Looking Information”	means forward-looking information or forward-looking statements within the meaning of applicable Canadian securities laws.
“FX Markets”	means foreign exchange markets.
“IMF”	means the International Monetary Fund.
“INDEC”	means the Instituto Nacional de Estadística y Censos de la República Argentina, the National Institute of Statistics and Census of Argentina.
“IPCNu”	means the Indice de Precios al Consumidor Nacional Urbano.
“MD&A””	means, collectively, the Management’s Discussion and Analysis of the Company dated April 30, 2018 and dated as of August 29, 2018.
“MNO”	Mobile Network Operator.
“OTCBB”	means the OTCBB trading platform in the United States.
“Person”	means a company or individual.
“QoS”	means quality-of-service.
“Rojo”	Rojo Resources Ltd.
“SEDAR”	means the System for Electronic Documents Analysis and Retrieval.
“SIMs”	means subscriber identification modules.
“Stock Option Plan”	means Tower One’s stock option plan, which is a 10% “Rolling Plan” within the meaning of Exchange policies.
“TCTS”	means Tower Construction & Technical Services, Inc.
“Tower One” or “we” or the “Company”	means Tower One Wireless Corp.
“Warrants”	means Common Share purchase warrants of the Company.

CORPORATE STRUCTURE
Name, Address and Incorporation

Tower One Wireless Corp. (“Tower One” or the “Company") was incorporated under the British Columbia Business Corporations Act (“BCBCA”) on September 12, 2005, with the name of Pacific Therapeutics Ltd. On October 14, 2011, the Company became a reporting issuer in British Columbia. On January 12, 2017, in connection with the completion of the Tower Three Transaction (defined below) the Company changed its name to “Tower One Wireless Corp.”

The Company is a reporting issuer in British Columbia and Ontario, and its shares are listed for trading on the Canadian Securities Exchange (“CSE”) under the symbol “TO”, the Frankfurt Stock Exchange under the symbol “1PSN” and the OTCBB Venture Market under the symbol “TOWTF”.
The Company’s head office is located at 600 – 535 Howe Street, Vancouver, British Columbia V6C 2Z4 Canada. The Company also maintains regional offices in Colombia at: 8A #99-22 Unit 903, Bogota, Colombia, in Argentina at: 555 TTe. Gral. Juan Domingo Peron, Piso 2, Buenos Aires, Argentina, in Mexico at Ejército Nacional No. 373 Despacho 802 Col Granada CP 11520, and in the United States at 5301 NW 74 Ave Suite 200 Miami, FL 33166.
The Company’s registered office is located at Suite 900 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

Intercorporate Relationships

The following table identifies the material intercorporate relationships of Tower One:

Subsidiary	Place of Incorporation	Percentage of Voting Securities Beneficially Owned, or Controlled or Directed, directly or indirectly, by Tower One
Tower Three SA	Buenos Aires, Argentina	100%
Evolution Technology SA(1)	Buenos Aires, Argentina	98.79%
Tower Three SAS	Bogota, Colombia	100%
Comercializadora Mexmaken Sa De Cv	Mexico City, Mexico	90%
Tower Construction & Technical Services, Inc.	Miami, FL, USA	100%

Note

(1)
The Company currently holds a 98.79% interest in Evolution Technology SA (“Evotech”). 77.06% of the Company’s interest in Evotech is held by the Company’s subsidiary, Tower Three SA. The remaining 21.73% is held directly by the Company. As the Company contributes more capital to build towers in Argentina, the Company’s ownership in Evotech will continue to increase.

GENERAL DEVELOPMENT OF THE BUSINESS

Tower One is focused on the Built-to-Suit (“BTS”) telecommunications tower industry in Latin America. The Company’s principal business is leasing space on its telecommunication sites (“towers”) to mobile network operators (“MNOs”). MNOs are also referred to as “tenants”. BTS is a process where a long-term lease is secured with a tenant prior to building a tower. Terms are outlined in master lease agreements (“MLAs”) with tenants. The Company builds, owns and operates towers in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million.

The telecommunications tower industry leases different structure types (monopole, self-supporting, guyed, and rooftop) to MNOs to create a cell site. A cell site is an area within an MNO’s wireless network which is serviced by an antenna array. The Company can host multiple MNO tenants on a single tower with marginal incremental cost. Each additional tenant is referred to as a “collocation”.

Monopole
Self-Supporting
Guyed
100–200 feet tall
100–400 feet tall
100–2,150 feet tall

Specific to Building

The process of building a tower for an MNO starts with the MNO issuing “search rings” to the tower company. A search ring represents a radius around a specific GPS coordinate and a height requirement for the MNO. A cell site within this search ring is critical for the MNO to provide quality cellular coverage to its customers. Due to the critical nature of the cell site’s location, little migration occurs among MNOs once a cell site is in place. After issuing a search ring, the tower company looks for places to construct a tower. This process is called “site acquisition” and takes anywhere from 1 to 90 days. Following completion of the site acquisition process, or in many cases concurrently with completion, the tower company seeks permitting from local authorities as well as the Aeronautica Civil (Colombia), ANAC (Argentina) or Directorate General of Civil Aviation (Mexico). The final step is construction of the tower, which typically takes less than 30 days. From start to finish, on average an individual MNO tower site takes 180 days to be placed in service.

The process of site acquisition, permitting and construction are also outsourced to specialized third party companies that focus on these services. The Company has internal groups, including legal, site acquisition, engineering and construction supervision that supervise these areas and manage the time, quality and service received.

Terms of the tenant lease are set forth in an MLA between the tower company and tenant which include length of contract, rent by structure type, colocation rates and annual price increases to adjust for local inflation.

Three Year History

2016

On March 5, 2016 the Company announced it entered into a joint-venture to develop an early stage immune boosting herbal supplement with TrueVita Supplements.

On March 11, 2016, the Company completed a share consolidation on the basis of thirty pre-consolidation common shares for each post consolidation common share. Following the consolidation, the Company had 1,379,887 common shares issued and outstanding, and continued to trade on the Canadian Securities Exchange under the symbol “PT”.

On April 18, 2016, as amended on April 21, 2016, the Company entered into an arrangement agreement with Cabbay Holdings Corp. (“Cabby”) (the “Arrangement Agreement”) in order to effect a plan of arrangement (the “Arrangement”) under the BCBCA. As part of the Arrangement, Cabbay issued its common shares in exchange for a special class of reorganization shares of the Company held by shareholders of the Company, which were subsequently redeemed by the Company in exchange for the assignment of the Forge Agreement and $1,000. The Arrangement Agreement and the Arrangement were approved by the Company’s shareholders on May 20, 2016 and approved by the British Columbia Supreme Court on May 31, 2016. Upon completion of the Arrangement, Cabbay was no longer a subsidiary of the Company. The Arrangement effectively resulted in the spinout of Cabbay to the Company’s shareholders and the transfer of the Forge Agreement to Cabbay. In connection with the restructuring, $440,549 of the Company’s debt in the form of accounts payable, convertible note and amounts due to related parties was assigned to Cabbay.

On July 26, 2016, the Company entered into a letter of intent (the “LOI”) with Tower Three Wireless SAS, a limited liability Company formed under the laws of the Republic of Colombia (“Tower Three”) to acquire all of the issued and outstanding membership interests of Tower Three (the “Transaction”). The Company had until October 30, 2016 to conduct due diligence on Tower Three, with a view to negotiating the terms of a definitive agreement in order to complete the Transaction. Pursuant to the terms of the LOI, in consideration of the Transaction, the Company would issue 30,000,000 common shares of the Company at a deemed price of $0.10 per common share to the existing members of Tower Three on a pro-rata basis in exchange for 100% ownership of all of the issued and outstanding membership interests of Tower Three.

October 14, 2016, the Company announced that the previously announced Arrangement with Cabbay Holdings Corp. was completed. The Company set the effective date for the Arrangement with Cabbay Holdings Corp. as October 3, 2016 and set the share distribution record date for the Arrangement as March 11, 2016, being the record date for shareholders of the Company to receive shares pursuant to the Arrangement. In connection with the Arrangement, $435,359.55 of indebtedness was assigned to and assumed by Cabbay Holdings Corp.

October 20, 2016, the Company announced that it has entered into a binding arm’s length share exchange agreement (the “Definitive Agreement”) with Tower Three, pursuant to which PT would acquire all of the issued and outstanding securities  in the Transaction.

2017

On January 12, 2017, the Company completed a “fundamental change” with Tower Three pursuant to the Definitive Agreement made as of October 19, 2016, as amended, among the Company, Tower Three and the shareholders of Tower Three. Pursuant to the Definitive Agreement, the Company acquired 100% of the securities of Tower Three by issuing 30,000,000 common shares of the Company to the shareholders of Tower Three on a pro-rata basis, following the completion of which, Tower Three became a wholly-owned subsidiary of the Company. Following the completion of the Transaction, the Company began conducting the principal business of the Company in Colombia, Argentina and USA.

On March 31, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA ("Evotech") to acquire a 65% ownership interest in Evotech through Tower Three SA. Evotech is a private company incorporated under the laws of Argentina. Since its incorporation on March 10, 2016, Evotech obtained various permits for constructing cellular towers and a master lease agreement with a major telecom carrier in Argentina. To obtain the 65% ownership interest in Evotech, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares with a fair value of US$480,000 to the shareholders of Evotech. In addition, the Company committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000.  The Company has surpassed the US$3,500,000 benchmark and capitalized such funds plus additional investment.  As a result, Tower Three SA currently holds a 77.06% interest in Evotech and 21.73% is held through the Company directly. As the Company contributes more capital to build towers in Argentina, the Company’s ownership in Evotech will continue to increase.

On October 18, 2017, the Company entered into an escrow agreement with the shareholders of Tower Construction & Technical Services, Inc. (“TCTS”) to acquire a 70% ownership interest in TCTS. To obtain the 70% ownership interest in TCTS, the Company committed to operate TCTS’s business and financial affairs and no cash or equity consideration was provided for this acquisition. TCTS is a Florida incorporated company, headquartered in Miami, Florida and established in 2010 that provides its customers with comprehensive telecommunications services including turnkey solutions covering all aspects of tower erecting needs including: wireless infrastructure, tower building solutions and fiber to home. TCTS has active master services agreements with multiple large companies including T-Mobile, Ericsson, Signfox. Within the first 90 days of the Company’s acquisition of TCTS, TCTS entered into tower construction and service contracts T-Mobile and Ericsson totaling $314,000 USD.

On October 24, 2017, Tower Three signed a collocation agreement with Claro Colombia (“Claro”), which allowed Tower Three to lease tower sites in Colombia to Claro.  Claro is believed by management of the Company to be the largest provider of mobile phone services in Colombia with an estimated 60% of the market share in that country.

2018

In January of 2018, the Company announced achievements from its first year operating as a public company, which included the construction of 25 towers, the execution of two master lease agreements/collocation agreements, and 200 cellular search rings provided by mobile network operators and three collocations. The Company also announced that it has completed construction of five additional towers in Argentina, with an additional sites awaiting construction crews to commence construction, of which 20 of those sites were for tower builds in which were subsequently completed in Colombia and 30 in Argentina.

In February of 2018, the Company announced that tower demand in Argentina had remained strong with the Company receiving an additional 50 search rings for new Build-To-Suit locations. In addition, the Company was currently constructing 10 towers in Argentina. These towers were completed in the remaining part of 2018.

On February 2, 2018, the Company announced that it intended to spin-out its 70% ownership interest in TCTS to its shareholders with the intention of creating a standalone publicly traded company. The Company established a record date of March 15, 2018 for this proposed spin-out pursuant to shareholders of record on such record date will be entitled to receive one common share in the capital of TCTS for every five common shares in the capital of the Company held by such shareholders. The Company did not pursue the spin-out and instead, for strategic reasons, it acquired the remaining 30% on March 1st, 2019. The Company is currently looking for strategic associations regarding its TCTS operation.

In March of 2018, the Company announced the site acquisition of 80 new wireless tower sites in Argentina, with each wireless tower site consisting of a lease of the underlying real-estate as well as the rights to build wireless cell towers. On March 26, 2018, the Company announced its entry into an agreement to acquire a 100% interest in Process Cellular Inc., a general contractor in Southern California specializing in the telecommunications industry & structural engineering/design. This acquisition did not proceed.

On April 3, 2018, the Company announced that had entered a definitive agreement to acquire Comercializadora Mexmaken Sa De (“Mexmaken”), a Mexican-based private tower company which owns, builds and leases cellular towers to the telecom industry in Mexico, including a master lease agreement with AT&T permitting it to be granted direct BTS opportunities for AT&T. On May 18, 2018, the Company announced that it had acquired 1,500 Series A shares of Mexmaken, representing 75% of its issued and outstanding share capital. In consideration of the 1,500 Series A shares, the Company issued 7,500,000 Common Shares to a certain shareholder of the Mexican-based company at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company owned 90% of the issued and outstanding share capital of the Mexican-based company, which is now a subsidiary of the Company.

In July of 2018 the Company announced recent milestones throughout Argentina, Colombia, and Mexico, including a total of 40 completed wireless towers throughout Argentina and Colombia with 12 collocations hosting up to three mobile network operators per tower; and eight  additional towers which were under construction in Argentina and which were subsequently completed.

In October of 2018, the Company announced it had begun the construction of 16 towers in Mexico, which were thereafter subsequently completed, and that it was completing additional site acquisitions and expected additional sites to commence in November. In December of 2018, the Company announced it had begun the construction of 60 towers in Argentina, Colombia and Mexico, and would be completing additional site acquisitions and collocation applications in December.

Significant Acquisitions

During the year ended December 31, 2018, the Company entered into an acquisition agreement to acquire a 90% ownership interest in Mexmaken. In consideration for the acquisition, the Company issued 7,500,000 Class A common shares to a certain shareholder of Mexmaken at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company acquired 90% of the issued and outstanding share capital of Mexmaken, which is now a subsidiary of the Company.

On March 1, 2019, the Company entered into an agreement to buy the remaining 30% of TCTS from its previous shareholders. The Company now holds a 100% interest in TCTS.

DESCRIBE THE BUSINESS

General Summary

The principal business of the Company is to build, own and operate multitenant wireless telecommunications infrastructure in Latin America. The Company leases space on its towers to various MNOs in the countries it services with lease terms of 10+ years. Each tower is built with an initial anchor tenant commitment and space for an additional 1-3 tenants, or collocations. The Company does not build any towers without an anchor tenant in place. Existing tenants include large publicly-traded MNOs such as Telefonica (NYSE:TEF), American Movil (NYSE:AMX) and Telecom (NYSE:TEO). Construction of the towers is done by third parties in a bid process.

Through its subsidiaries, as of November 30, 2019, the Company has 111 towers in-service, with 54 located in Argentina and 23 located in Colombia and 34 located in Mexico. Twenty-four (24) of the Company’s 111 in-service towers have a second tenant collocating, representing 1.2 tenants per in-service tower. Further, there are 58 towers currently under construction, 34 of which are in Argentina and 24 of which are in Colombia. The Company has a current backlog of approximately 110 towers across its focus markets.

See below for a summary of the Company’s tower portfolio and backlog:

Country	In-Service Towers	Collocations	Tenants	Towers Under Construction	Tower Backlog
Argentina	54	20	74	34	60
Colombia	23	4	27	24	45
Mexico	34	-	34	-	5
Total	111	24	135	58	110

In Argentina, the Company has 54 in-service towers with 20 collocations, 34 towers under construction and 60 towers in backlog. The Company has three master lease agreements with Telecom (NYSE:TEO) and Claro (American Movil (NYSE:AMX)) and DirectTV.

In Colombia, the Company has 23 in-service towers with four collocations, 24 towers under construction, and 45 towers in backlog. Currently, the Company works with the four major carriers in Colombia and has a master lease agreement with each of Telefonica, Claro, Avantel and DiretTV. The Company has eleven towers with Tigo, and is working on getting an MLA in place.

In Mexico, the Company has master lease agreements with AT&T Mexico and Altan Redes. The Company’s current tower portfolio contains 34 towers.

Products and Services

The Company’s revenue is primarily derived from tenant leases on the towers it owns and operates in Argentina, Colombia and Mexico. It has also recently sold 23 towers in Colombia. The lease terms of each structure type are outlined in the master lease agreements, and these agreements include information about lease amounts by structure type, annual increases and adjustments for local inflation, collocation terms, and minimum infrastructure design requirements. The lease payment amount depends on a number of factors including tower location, height and amount of equipment on the tower. Expenses at the tower site include insurance and maintenance expenses, and in certain cases, property taxes. Ground rent and power and fuel costs are passed through to the Company’s tenants. In the tower industry, tower level cash flow (“TCF”) is defined as leasing revenue from the tenants less the expenses at the tower site.

The Company’s operations are concentrated in Colombia, Argentina and Mexico. During the year ended December 31, 2018, the Company recorded total of revenues of $161,826, $240,622, $nil, and $904,714 in Colombia, Argentina, Mexico and the United States respectively, while the Company recorded total assets of $422,830, $6,953,232, $1,445,472 and $296 742, in Colombia, Argentina, Mexico and the United States respectively.

During the year ended December 31, 2017, the Company recorded total of revenues of $118,700, $65,061, $nil, and $16,737 in Colombia, Argentina, Mexico and the United States respectively, while the Company recorded total assets of $464,459, $2,637,063, $nil and $5,375, in Colombia, Argentina, Mexico and the United States respectively.

The Telecommunications Market in Latin America

General

Despite considerable progress in building out mobile broadband networks in Latin America over recent years (there are estimated to be over 160,000 towers in Latin America), approximately 10% of the population, or approximately 64 million people, still have no access to a mobile broadband network in the region. Latin America is characterized by densely populated and sprawling cities, but also by vast, sparsely populated areas, mountain ranges, rainforests and islands. Although most people live in urban or suburban areas, it is the small proportion of people living in rural areas (20% of the population) that are most likely to currently be without access to mobile broadband.

Although the business model utilized by mobile network operators has so far proven effective in expanding coverage to current levels, the Company believes that moving further into remote areas through traditional network deployment is a much greater challenge, owing to the sparsely populated unconnected areas, the difficult economic situation in many Latin American countries, the high cost of investment with limited potential for return, and a challenging market environment that often makes coverage expansion uneconomical. As a result, mobile network operators are increasingly adopting alternative methods, notably infrastructure sharing and partnerships with other ecosystem players, to complement traditional network deployments. In addition, they want to focus on their core business by deploying more cell sites and spending money on sales and marketing.

The Company believes that governments in the region want to make access to and use of mobile broadband universal, a goal shared by mobile network operators. The Company expects this will require a multidimensional approach and collaboration between governments and the mobile industry, with the former supporting industry-led initiatives with policies and programs that create the right incentives and an enabling environment for extending connectivity to underserved areas. The Company also believes that in many cases mobile network operators’ efforts to improve coverage are hampered by inefficient and arduous regulation from governments and policymakers, including onerous coverage obligations, strict quality-of-service (“QoS”) expectations, and restrictive planning laws around new infrastructure deployment which, together, make for a challenging regulatory environment. In many markets, this continues to be less of the case and as these markets mature they adopt many programs such as strict timelines for licencing and the utilization of government properties to enhance deployment speeds.

Additionally, of the 90% of the population of Latin America who have access to mobile broadband services, just over 160 million people, or approximately a quarter of the population, subscribed to such services. This means that three-quarters of the population do not currently subscribe to mobile broadband services, primarily due to affordability and/or consumer challenges.

Mobile network operators in Latin America face a tough balancing act in allocating capital across multiple divergent needs: investing in network expansion projects to meet coverage obligations, or boosting network capacity in existing service areas to address QoS expectations (most countries in Latin America have more than 3,500 users (subscribers) per cell site, compared to around 1,000 or fewer in the US and other developed markets). The Company believes that this puts an additional burden on mobile network operators and inadvertently weakens the business case for investment in coverage expansion. The Company believes that tower companies – like the Company – have a role to play in creating and sustaining an enabling environment for effective investment in infrastructure deployment for carriers and operators.

The Company’s infrastructure sharing is intended to enable mobile network operators to deploy networks more efficiently, optimize asset utilization and reduce operating costs compared with standalone deployment by the mobile network operator. It is also designed to minimize duplication of infrastructure, which has come under the spotlight in many countries due to growing environmental and public safety concerns.

The Focus Markets: Argentina, Colombia and Mexico

Tower One operates in the three largest Spanish-speaking countries in Latin America: Argentina, Colombia and Mexico. The Company’s focus markets have an estimated total population of approximately 220 million people.

Mexico
Population 125M
Land Area km² 2.0M
GDP (PPP) C$3.1T
GDP Per Capita C$25,350
Colombia
Population 48M
Land Area km² 1.1M
GDP (PPP) C$927B
GDP Per Capita C$18,850
Argentina
Population 44M
Land Area km² 2.8M
GDP (PPP) C$1.2T
GDP Per Capita C$26,910

Source: The World Factbook

Management estimates there are currently over 60,000 tower sites in these markets with over 3,500 subscribers per tower. This figure differs substantially from the U.S. average of approximately 1,200 subscribers per cell site, with the Company believes points to the need for more towers in the region. Furthermore, the Company believes a key driver for further cell site growth in these markets is the substantial increase in mobile data consumption per user. Mobile data consumption per user in Latin America was 0.9 GB per month in 2016 and is projected to grow roughly 6 times that to 5.4 GB per month by 2021 per the GSMA Association (“GMSA”).

Demand Figures	Argentina	Colombia	Mexico	Total Focus Markets	U.S.
Subscribers per Cell Site	3,777	3,626	3,535	approx. 3,600	approx. 1,200
Towers Sites	16,150	15,553	30,349	62,052	approx. 300,000
Annual Towers Needed	1,400+	1,400+	4,900+	7,700	n.a
MNO CapEx (’16-’20)	C$12B	C$8B	C$14B	C$34B	n.a

Source: TowerXchange, GSMA, Management Estimates

The Argentine Market

Argentina has a population of 44 million and GDP per capita of C$26,910. There are an estimated 16,150 towers in Argentina as of October 2018 with approximately 3,777 subscribers per cell site, according to TowerXchange. The Company believes over 1,400 towers annually are needed in Argentina and that MNOs are planning to spend approximately C$12 billion (2016-2020) on capital expenditures, per GSMA. Major MNOs include Claro, Telecom and Telefonica. Claro and Telecom make up over 65% of the market and are tenants of Tower One.

The Company believes that the Argentina market has many positive characteristics with regard to its potential for tower companies – with three sizeable, competitive mobile operators vying for market share, high penetration yet potential for subscriber growth, and a burgeoning 4G mobile market. Significant tower infrastructure will be required to meet coverage targets and to cater to mobile data growth in large population centers. The latest political and economic events are still being assessed to understand the effects on the mobile operators tower construction growth.

The Colombian Market

Colombia has a population of 48 million and GDP per capita of approximately $18,850. There are 15,553 towers in Colombia as of October 2018 with approximately 3,626 subscribers per cell site, according to TowerXchange. The Company beleives over 1,400 towers annually are needed in Colombia to meet demand and we believe that MNOs are planning to spend approximately $8 billion from 2016 through 2020 on capital expenditures, per GSMA. Major MNOs include Avantel, Claro Colombia, Telefonica and Tigo. The Company works with the four major carriers in Colombia and has MLAs with Telefonica, Claro, and Avantel. The Company has seven towers with Tigo, and is working on getting an MLA in place. The Company believes further demand drivers of future cell sites include a pro-infrastructure political climate, carrier LTE deployments and a planned network investment of over $300 million by Tigo.

The Mexican Market

Mexico has a population of 125 million and GDP per capita of C$25,350. There are 30,349 towers in Mexico today with approximately 3,535 subscribers per cell site, according to TowerXchange. Management projects over 4,900 towers annually are needed in Mexico and MNOs are planning to spend approximately C$14 billiob (2016-2020) on capital expenditures, per GSMA. Major MNOs include Altan, AT&T, TelCel and Telefonica. Altan, AT&T and Telefonica make up over 30% of the market and are customers of Tower One. The Company believes that further demand drivers of future cell sites include a recent high-profile spectrum auction, a countrywide wholesale wireless broadband initiative by Altan and increased mobile data consumption.

Specialized Skill and Knowledge

As of November 30, 2019, the Company employed 36 individuals. Each of the employees has over 5 years of experience with either a local mobile network operators or tower companies in Tower One’s focus markets and management has built thousands of towers in these markets.

Country	Employee Head Count
Colombia	9
Argentina	16
Mexico	8
USA

As previously noted, Tower One outsources site acquisition, tower manufacturing and civil works to third parties. As of November 30, 2019, the Company has 31 third parties outsourced in each of the above categories as follows:

Outsourced Services	Site Acquisition	Tower Manufacture	Civil Works
Colombia	2	5	3
Argentina	4	4	7
Mexico	2	3	3

Competitive Conditions

The Company operates in a very competitive industry. Competitors vary in size from small private organizations to large publicly-traded companies. The Company believes that price, network density, speed of service, access to capital, quality and site acquisition strategies are the primary competitive factors affecting companies in its industry.

In Colombia, there are less than 12 tower companies; Argentina, less than eight tower companies; and Mexico, less than 18 tower companies. Tower One’s management believes there is ample room for its business to serve clients in these countries.

New Products

The Company has not announced the introduction of any new products.

Components

The Company outsources site acquisition, tower manufacturing and civil works to third parties as described in “Specialized Skill and Knowledge” above. The Company has internal groups, including legal, site acquisition, engineering and construction supervision that supervise these areas and manage the time, quality and service received.

Intangible Properties

Research and development activities, patents and licenses, are not material to the Company’s business or operations and consequently, the Company had no research and development policies during of the last three years.

Cycles

The wireless industry could experience a slowdown or slowing growth rates as a result of numerous factors, including a reduction in consumer demand for wireless connectivity or general economic conditions. There can be no assurances that weakness or uncertainty in the economic environment will not adversely impact the wireless industry, which may materially and adversely affect the Company’s business, including by reducing demand for its towers. In addition, a slowdown may increase competition for tenants. A wireless industry slowdown or a reduction in MNO network investment may materially and adversely affect the Company’s business. See "Risk Factors" below.

Property, Plants and Equipment

Through its subsidiaries, the Company currently has 100 constructed towers, with 48 located in Argentina and 18 located in Colombia and 34 located in Mexico. A total of 24 of the Company’s 100 constructed towers have a second tenant collocating, representing 1.24 tenants per in-service tower. Further, there are 24 towers currently under construction, 16 of which are in Argentina and 8 of which are in Colombia.

The Company’s interests in its towers are comprised of a variety of ownership interests, including leases created by long-term ground lease agreements, easements, licenses or rights-of-way granted by government entities. A typical tower site consists of a compound enclosing the tower site, a tower structure and one or more equipment shelters that house a variety of transmitting, receiving and switching equipment. In addition, the Company’s sites typically include backup or auxiliary power generators and batteries.

The principal structure types of the Company’s towers are monopole towers, self-supported towers and rooftops. A monopole tower is a tubular structure that is used primarily to address space constraints or aesthetic concerns. Monopole towers typically have heights ranging from 100 to 200 feet. A monopole tower site used in metropolitan areas for a typical communications tower site can consist of a plot of land of fewer than 1,000 square feet. A self-supported tower (“SST”) is a stem-pattern tower which is compiled and connected to form a self-supporting frame without any other subvention. SST towers have a conventional form of tower frame which is designed to withstand wind pressure and the geographic condition at the tower’s location. The height of the SST can be anywhere between 100 to 400 feet. A rooftop lease usually requires only a fraction of the space, as a mobile network operator may require as little as 50 square feet for each cell site installation.

Economic Dependence

For the period ended December 31, 2018, all the Company’s sales were generated by seven customers (in 2017 and 2016, from two customers). The loss of one or more of these customers could have a material adverse effect on the Company’s financial position and results of operations.

In particular a substantial portion of the Company’s leasing revenues are derived from agreements with tenants Tigo, Telecom and America Movil (Claro in Colombia and Argentina). If these tenants are unwilling or unable to perform their obligations under the Company’s agreements with them, the Company’s revenues, results of operations, financial condition and liquidity would be materially and adversely affected. Additionally, due to the long-term nature of the Company’s tenant leases with these mobile network operators, the Company depends on their continued financial strength.

Notwithstanding the foregoing, the property interests on which the Company’s towers reside, including the land interests under its towers, consist of leasehold interests. A loss of these interests may interfere with the Company’s ability to conduct its business or generate revenues. The Company’s prerogative is to obtain a lease term that is greater than or equal to the term of the anchor tenant lease. See “Risk Factors” below.

Changes to Contracts

The Company does not anticipate that it will be affected in the current financial year by renegotiation or termination of contracts that could materially affect the Company’s business plan.

Environmental Protection

The Company’s properties are subject to stringent federal, territorial, state and local laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities, however it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing federal, territorial, provincial and local laws, rules and regulations relating to the protection of the environment, will not have a material effect upon the Company’s operations, capital expenditures, earnings or competitive position in the current financial year or in future years. See "Risk Factors" below.

Employees

As of November 30, 2019, the Company employed a total of 36 employees as disclosed in “Specialized Skill and Knowledge” above.

Foreign Operations

The Company’s towers operations are located in Argentina, Colombia and Mexico. Any changes in regulations or shifts in political attitudes in each respective country are beyond the control of the Company and may adversely affect its business. Future development and operations of the Company may be affected in varying degrees by such factors as, government regulations (or changes thereto) with respect to taxes, expropriation of property, repatriation of profits, the state of the Argentine, Colombian and Mexican economies, environmental legislation, land use and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “Risk Factors” below.

Lending

The Company’s operations do not include any lending operations.

Bankruptcy and Similar Procedures

There were no bankruptcy, receivership or similar proceedings involving the Company or its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or its subsidiaries, within the three most recently completed financial years, or during or proposed for the current financial year.

Reorganization

Other than the Tower Three Transaction described herein and the resulting integration into the Company, the Company has not undergone any material reorganizations in its three most recently completed financial years.

Social or Environmental Policies

None.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with the Company’s business and its involvement in the telecommunications industry. Management of the Company considers the following risks to be most significant for potential investors in the Company, but such risks do not necessarily comprise all those associated with an investment in the Company.

This section describes risk factors identified as being potentially significant to the Company. Additional risk factors may be included in other documents previously disclosed by the Company.

In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of the Company’s securities, existing business activities, financial condition, results of operations, plans and prospects. An investment in securities of the Company involves significant risks, which should be carefully considered by prospective investors before purchasing such securities.

In addition to the other information set forth elsewhere in this AIF, the following risk factors should be carefully considered when considering risks related to Tower One’s business.

Factors Relating to the Company and its Business

The Company is subject to a going-concern risk

The Company’s financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The Company’s future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that the Company will be successful in completing an equity or debt financing or in achieving profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

The Company has a limited operating history

The Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, lack of revenue and the risk that it will not achieve its growth objective. There can be no assurance that the Company’s operations will be profitable in the future or will generate sufficient cash flow to satisfy its working capital requirements. Even if the Company does achieve profitability, it cannot predict the level of such profitability. If the Company sustains losses over an extended period of time, it may be unable to continue its business.

The Company is reliant on its management and key personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. The Company attempts to enhance its management and technical expertise by recruiting qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees as well as, engineering, and technical support resources could have a material adverse impact on the Company’s financial condition and results of operation. Any loss of the services of such individuals could have a material adverse effect on the Company’s business, operating results or financial condition.

The expansion or development of the Company’s business, including through acquisitions, increased product offerings or other strategic growth opportunities, may cause disruptions in the Company’s business, which may have an adverse effect on the Company’s operations or financial results

The Company may seek to expand and develop its business, including through acquisitions, increased product offerings, or other strategic growth opportunities. In the ordinary course of business, the Company may review, analyze, and evaluate various potential transactions or other activities in which it may engage. Such transactions or activities could cause disruptions in, increase risk or otherwise negatively impact its business. Among other things, such transactions and activities may:

•	disrupt the Company’s business relationships with its customers, depending on the nature of or counterparty to such transactions and activities;
•	direct the time or attention of management away from other business operations;
•	fail to achieve revenue or margin targets, operational synergies or other benefits contemplated;
•	increase operational risk or volatility in the Company’s business; or
•
result in current or prospective employees experiencing uncertainty about their future roles with the Company, which might adversely affect the Company’s ability to retain or attract key managers or other employees.

If the Company fails to retain rights to its wireless infrastructure, including the land interests, the Company’s business may be adversely affected

The property interests on which the Company’s wireless infrastructure resides, including the land interests under its towers, consist primarily of leasehold and sub-leasehold interests. A loss of these interests at a particular tower site may interfere with the Company’s ability to operate tower sites and generate revenues. For various reasons, the Company may not always have the ability to access, analyze and verify all information regarding titles and other issues prior to completing an acquisition of communications sites, which can affect its rights to access and operate a site. From time to time the Company may also experience disputes with landowners regarding the terms of ground agreements for land under towers, which may affect the Company’s ability to access and operate tower sites. Further, for various reasons, landowners may not want to renew their ground agreements with the Company, they may lose their rights to the land, or they may transfer their land interests to third parties, including ground lease aggregators, which could affect the Company’s ability to renew ground agreements on commercially viable terms. If the Company is unable to retain rights to the property interests on which its wireless infrastructure resides, its business may be adversely affected.

The Company’s business depends on the demand for wireless communication services and wireless infrastructure, and it may be adversely affected by any slowdown in such demand. Additionally, a reduction in carrier network investment may materially and adversely affect the Company’s business

Demand for the Company’s wireless infrastructure depends on the demand for antenna space from its customers, which, in turn, depends on the demand for wireless communication services by their customers. The willingness of the Company’s customers to utilize its wireless infrastructure, or renew or extend existing leases on its wireless infrastructure, is affected by numerous factors, including:

•	consumer demand for wireless connectivity;
•	availability or capacity of wireless infrastructure or associated land interests;
•	location of wireless infrastructure;
•	financial condition of customers, including their profitability and availability or cost of capital;
•	willingness of customers to maintain or increase their network investment or changes in their capital allocation strategy;
•	availability and cost of spectrum for commercial use;
•	increased use of network sharing, roaming, joint development, or resale agreements by customers;
•	mergers or consolidations among customers;
•	changes in, or success of, customers' business models;
•	governmental regulations, including local or state restrictions on the proliferation of wireless infrastructure;
•	cost of constructing wireless infrastructure;
•
technological changes, including those (1) affecting the number or type of wireless infrastructure needed to provide wireless connectivity to a given geographic area or which may otherwise serve as substitute or alternative to wireless infrastructure or (2) resulting in the obsolescence or decommissioning of certain existing wireless networks; or

•	the ability to efficiently satisfy customers' service requirements.

A slowdown in demand for wireless connectivity or wireless infrastructure may negatively impact the Company’s growth or otherwise have a material adverse effect on the Company. If the Company’s customers or potential customers are unable to raise adequate capital to fund their business plans, as a result of disruptions in the financial and credit markets or otherwise, they may reduce their spending, which could adversely affect the Company’s anticipated growth or the demand for the Company’s wireless infrastructure or network services. The amount, timing, and mix of the Company’s customers' network investment is variable and can be significantly impacted by the various matters described in these risk factors. Changes in carrier network investment typically impact the demand for its wireless infrastructure. As a result, changes in carrier plans such as delays in the implementation of new systems, new technologies (including small cells - DAS), or plans to expand coverage or capacity may reduce demand for its wireless infrastructure. Furthermore, the wireless industry could experience a slowdown or slowing growth rates as a result of numerous factors, including a reduction in consumer demand for wireless connectivity or general economic conditions. There can be no assurances that weakness or uncertainty in the economic environment will not adversely impact the wireless industry, which may materially and adversely affect the Company’s business, including by reducing demand for its wireless infrastructure or network services. In addition, a slowdown may increase competition for site rental customers or network services. A wireless industry slowdown or a reduction in carrier network investment may materially and adversely affect the Company’s business.

A substantial portion of the Company’s revenue is derived from the Company’s relationship with major tenants

A substantial portion of the Company’s total operating revenues is derived from its leasing agreements with various major tenants, as outlined above. If they are unwilling or unable to perform their obligations under the Company’s agreements with them, the Company’s revenues, results of operations, financial condition and liquidity would be materially and adversely affected. Additionally, due to the long-term nature of the Company’s tenant leases with the major carriers, the Company depends on the continued financial strength of them. If the Company’s current tenant or any future tenants are unable to raise adequate capital to fund their business plans, they may reduce their spending, which could materially and adversely affect demand for the Company’s communications sites and its services business. If, as a result of a prolonged economic downturn or otherwise, one or more of the Company’s significant tenants experiences financial difficulties or files for bankruptcy, it could result in uncollectible accounts receivable. The loss of the Company’s current tenant, or the loss of all or a portion of its anticipated lease revenues from this tenant or future tenants, could have a material adverse effect on the Company’s business, results of operations or financial condition.

New technologies may reduce demand for wireless infrastructure or negatively impact revenues

Improvements in the efficiency, architecture, and design of wireless networks may reduce the demand for the Company’s wireless infrastructure. For example, new technologies that may promote network sharing, joint development, or resale agreements by its customers, such as signal combining technologies or network functions virtualization, may reduce the need for the Company’s wireless infrastructure. In addition, other technologies, such as WiFi, DAS, femtocells, other small cells, or satellite (such as low earth orbiting) and mesh transmission systems may, in the future, serve as substitutes for, or alternatives to, leasing that might otherwise be anticipated or expected on wireless infrastructure had such technologies not existed. In addition, new technologies that enhance the range, efficiency, and capacity of wireless equipment could reduce demand for the Company’s wireless infrastructure. Any significant reduction in demand for the Company’s wireless infrastructure resulting from the new technologies may negatively impact the Company’s revenues or otherwise have a material adverse effect on the Company.

The Company’s industry is heavily regulated and thus the Company is subject to substantial regulatory risks

The activities of the Company are subject to intense regulation by governmental authorities. Achievement of the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals could have a material adverse effect on the business, results of operations and financial condition of the Company. The business of the Company is subject to rapid regulatory changes. Failure to keep up with such changes may adversely affect the business of the Company and have a detrimental impact on the Company’s business.

If radio frequency emissions from wireless handsets or equipment on wireless infrastructure are demonstrated to cause negative health effects, potential future claims could adversely affect the Company’s operations, costs or revenues

The potential connection between radio frequency emissions and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. The Company cannot guarantee that claims relating to radio frequency emissions will not arise in the future or that the results of such studies will not be adverse to the Company. Public perception of possible health risks associated with cellular or other wireless connectivity services may slow or diminish the growth of wireless companies, which may in turn slow or diminish the Company’s growth. In particular, negative public perception of, and regulations regarding, these perceived health risks may slow or diminish the market acceptance of wireless services. If a connection between radio frequency emissions and possible negative health effects were established, the Company’s operations, costs, or revenues may be materially and adversely affected. The Company currently does not maintain any significant insurance with respect to these matters.

The application of anti-bribery or corruption laws could impact the Company’s operations

The Company’s operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. It is possible that the Company, or some of its subsidiaries, employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair the Company’s ability to work with governments or nongovernmental organizations. Such convictions or allegations could result in the formal exclusion of the Company from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

The Company may be vulnerable to security breaches that could adversely affect its operations, business, operations, and reputation

The Company’s wireless infrastructure may be vulnerable to damage, disruptions, or shutdowns due to unauthorized access, computer viruses, cyber-attacks, and other security breaches. An attack attempt or security breach could potentially result in (1) interruption or cessation of certain of the Company’s services to its customers, (2) the Company’s inability to meet expected levels of service, or (3) data transmitted over the Company’s customers' networks being compromised. The Company cannot guarantee that its security measures will not be circumvented, resulting in customer network failures or interruptions that could impact its customers' network availability and have a material adverse effect on its business, financial condition, or operational results. The Company may be required to expend significant resources to protect against or recover from such threats. If an actual or perceived breach of its security occurs, the market perception of the effectiveness of its security measures could be harmed, and the Company could lose customers. Further, the perpetrators of cyber-attacks are not restricted to particular groups or persons. These attacks may be committed by the Company’s employees, contractors or external actors operating in any geography. Any such events could result in legal claims or penalties, disruption in operations, misappropriation of sensitive data, damage to the Company’s reputation, negative market perception, or costly response measures, which could adversely affect its business.

Changes in current or future laws or regulations could restrict its ability to operate its business as it currently does

The Company’s business and that of its tenants are subject to various laws and regulations. In certain jurisdictions, these regulations could be applied or enforced retroactively, which could require that the Company modify or dismantle existing towers. Since the Company has operating subsidiaries that are incorporated in Colombia, Argentina and Mexico it is thus subject to the laws of such jurisdictions. For example, the Colombian Ministry of Communications has a protocol aimed to explain to local authorities and communities the existence of environmental impacts and negative effects on the health of the people. Zoning authorities and community organizations are often opposed to construction of communications sites in their communities, which can delay, prevent or increase the cost of new tower construction, modifications, additions of new antennas to a site or site upgrades, thereby limiting the Company’s ability to respond to tenant demands. The regulations about distance of cell towers to schools, hospitals, and residences, depend on local authorities, as in Colombia the mayors of municipalities have the power to regulate in an autonomous way the matters related to telecommunication infrastructure. Existing regulatory policies may materially and adversely affect the timing or cost of construction projects associated with the Company’s towers and new regulations may be adopted that increase delays or result in additional costs to the Company, or that prevent such projects in certain locations, and noncompliance could result in the imposition of fines or an award of damages to private litigants. In certain jurisdictions, there may be changes to zoning regulations or construction laws based on site location, which may result in increased costs to modify certain of the Company’s existing towers or decreased revenue due to the removal of certain towers to ensure compliance with such changes. These factors could materially and adversely affect the Company’s business, results of operations or financial condition.

If the Company fails to comply with laws or regulations which regulate its business and which may change at any time, the Company may be fined or even lose its right to conduct some of its business.

A variety of laws and regulations apply to the Company’s business, including the laws of Colombia, Argentina and Mexico. Failure to comply with applicable requirements may lead to civil penalties or require the Company to assume indemnification obligations or breach contractual provisions. The Company cannot guarantee that existing or future laws or regulations will not adversely affect its business, or result in additional costs. These factors may have a material adverse effect on the Company.

The Company has never paid dividends and has no intention of paying dividends

The Company has no earnings or dividend record, and does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings. The payment of future cash dividends, if any, will be reviewed periodically by the Company’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

The Company’s towers may be affected by natural disasters and other unforeseen events for which the Company’s insurance may not provide adequate coverage

The Company’s towers are subject to risks associated with natural disasters, such as ice and wind storms, tornadoes, floods, hurricanes and earthquakes, as well as other unforeseen events, such as acts of terrorism. Any damage or destruction to, or inability to access, its towers may impact its ability to provide services to its tenants and lead to tenant loss, which could have a material adverse effect on its business, results of operations or financial condition.

As part of the Company’s normal business activities, it relies on information technology and other computer resources to carry out important operational, reporting and compliance activities and to maintain its business records. The Company’s computer systems could fail on their own accord and are subject to interruption or damage from power outages, computer and telecommunications failures, computer viruses, security breaches (including through cyber-attack and data theft), usage errors, catastrophic events such as natural disasters and other events beyond its control. If the Company’s computer systems and its backup systems are compromised, degraded, damaged, or breached, or otherwise cease to function properly, it could suffer interruptions in its operations or unintentionally allow misappropriation of proprietary or confidential information (including information about its tenants or landlords), which could damage the Company’s reputation and require the Company to incur significant costs to remediate or otherwise resolve these issues.

The Company may not have adequate insurance to cover the associated costs of repair or reconstruction for a major future event. Further, the Company may be liable for damage caused by towers that collapse for any number of reasons including structural deficiencies, which could harm the Company’s reputation and require it to incur costs for which it may not have adequate insurance coverage.

The Company conducts business in countries with a history of corruption and transactions with foreign governments and doing so increases the risks associated with the Company’s international activities.

As the Company operates internationally, it is subject to the United States’ Foreign Corrupt Practices Act of 1977 and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by the United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. The Company has operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. The Company’s activities in these countries creates the risk of unauthorized payments or offers of payments by its employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act of 1977, even though these parties are not always subject to its control. It is the Company’s policy to implement safeguards to discourage these practices by its employees and consultants. However, the Company’s existing safeguards and any future improvements may prove to be less than effective and its employees or consultants may engage in conduct for which it might be held responsible. Violations of the Foreign Corrupt Practices Act of 1977 may result in criminal or civil sanctions and the Company may be subject to other liabilities, which could negatively affect its business, operating results and financial condition.

Factors Relating to operating in Colombia, Argentina and Mexico

The Company’s operations are subject to the risks of foreign operations generally

Currently the Company’s operations are conducted in foreign jurisdictions including, but not limited to Colombia, Argentina and Mexico. The Company expects that receivables with respect to foreign sales will continue to account for a significant portion of its total accounts receivables outstanding. As such, the Company’s operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company including, but not limited to, recessions in foreign economies, expropriation, nationalization and limitation or restriction on repatriation of earnings, longer receivables collection periods and greater difficulty in collecting accounts receivable, changes in consumer tastes and trends, renegotiation or nullification of existing contracts or licenses, regulatory requirements or the personnel administering them, currency fluctuations and devaluations, exchange controls, economic sanctions and royalty and tax increases, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, including royalty and tax increases and retroactive tax claims, volatility of financial markets and fluctuations in foreign exchange rates, difficulties in the protection of intellectual property, labor disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s operations are conducted. The Company’s operations may also be adversely affected by social, political and economic instability and by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed.

In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where the Company conducts its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond the Company’s control, any of which could have a material adverse effect on the Company.

Some countries in which the Company may operate may be considered politically and economically unstable and in some cases, failure to follow certain formalities or obtain relevant evidence may call into question the validity of the entity or the actions taken by the Company. Management of the Company is unable to predict the effect of additional corporate and regulatory formalities which may be adopted in the future including whether any such laws or regulations would materially increase the Company’s cost of doing business or affect its operations in any area.

The Company may in the future enter into agreements and conduct activities outside of the jurisdictions where it currently carries on business, which expansion may present challenges and risks that the Company has not faced in the past, any of which could adversely affect the results of operations and/or financial condition of the Company.

The Company’s operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment

In the event of a dispute arising in connection with the Company’s operations in Colombia, Argentina or Mexico, the Company may be subject to the exclusive jurisdiction of foreign courts or tribunals, or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental body because of the doctrine of sovereign immunity.

Changes to the tax laws could negatively impact the Company’s business and operations

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Colombia, Argentina or Mexico, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in any of the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company.

Political, economic and other uncertainties could negatively affect the Company’s business

The Company’s business operations are currently located in Colombia, Argentina and Mexico. Although Colombia has a long-standing tradition of respecting the rule of law, which has been bolstered in recent years by the present government’s policies and programs, no assurance can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. The Company’s existing assets and proposed activities in Colombia are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, changing political conditions, and international monetary fluctuations. Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as communications could have a significant effect on the Company. Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect its business. The Company’s business may be affected in varying degrees by government regulations with respect to restrictions on future expansion, price controls, export controls, foreign exchange controls, earnings repatriation, income and/or business taxes or expropriations.

In particular, operating in Colombia. Mexico and Argentina presents the following unique risks to the Company’s business and operations:

Legal System

As civil law jurisdictions, each of Colombia, Argentina and Mexico have legal systems that are different from the common law jurisdiction of Canada. There can be no assurance that licenses, permits, applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements. Any delays in receiving government approvals or permits or no objection certificates may delay the Company’s operations or may affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations.

Permits and Licenses

The Company’s business activities in Colombia, Mexico and Argentina are each dependent on receipt of government approvals or permits to develop its business. Any delays in receiving government approvals or permits or no objection certificates may delay the Company’s operations or may affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations.

Repatriation of Earnings

Currently there are no restrictions on the repatriation from Colombia, Mexico or Argentina (which ended such restrictions in 2017) of capital and distribution of earnings from Colombia, Mexico or Argentina to foreign entities. However, there can be no assurance that restrictions on repatriation of capital or distributions of earnings from Colombia or Argentina will not be imposed in the future.

Foreign Currency Fluctuations

The Company’s current and proposed business operations in Colombia, Mexico and Argentina render it subject to foreign currency fluctuations, which may materially affect its financial position. The Company holds Canadian and U.S. dollars and sends funds to Colombia, Mexico or Argentina in U.S. dollars, which are then converted into Colombian pesos, Mexican pesos or Argentinian pesos, as applicable. The important exchange rates for the Company are those for the U.S. dollar, Canadian dollar Colombian peso, Mexican peso and the Argentinian peso. While the Company is funding operations in Colombia, Mexico and Argentina, its results could be impaired by adverse changes in the U.S. dollar and Canadian dollar relative to each of the Colombian peso, Mexican peso and Argentinian peso. Prior and future equity financings result in the generation of Canadian dollar proceeds to fund the Company’s activities, which are mostly incurred in U.S. dollars, Colombian pesos, Mexican pesos or Argentinian pesos. To the extent funds from such financings are maintained in Canadian dollars, the Company’s results can be significantly impacted by adverse changes in exchange rates between the Canadian dollar, the U.S. dollar, the Mexican peso, the Argentinian peso and the Colombian peso.

The Company’s operations may also be adversely affected by laws and policies of Canada affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company’s operations in Colombia, Mexico and Argentina, the Company may be subject to the exclusive jurisdiction of foreign courts or tribunals, or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental body because of the doctrine of sovereign immunity.

Colombia

Security and guerrilla activity in Colombia could negatively impact the Company’s business

Colombia has had a publicized history of security problems associated with certain narcotics crime organizations and other terrorist groups. A 40-year armed conflict between the government forces of Colombia and anti-government insurgent groups and illegal paramilitary groups, both thought to be funded by the drug trade, continues in Colombia. Insurgents continue to attack civilians and violent guerrilla activity continues in many parts of the country.

There have been peace negotiations between the government and the Fuerzas Armadas Revolucionarias de Colombia (FARC) guerrillas for many years. A recent settlement has been reached to end the conflict, which is intended to bring further institutional strengthening and development, particularly to rural regions. The government’s biggest challenge is to maintain a lasting peace and that demobilized members of the FARC rejoin civilian life, rather than regrouping in criminal bands.

Continuing attempts to reduce or prevent guerrilla activity may disrupt the Company’s operations in the future. The Company may not be able to establish or maintain the safety of its operations and personnel in Colombia and this violence may affect its operations in the future. Any increase in kidnapping and/or terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved in the Company’s operations. Additionally, the perception that matters have not improved in Colombia may hinder the Company’s ability to access capital in a timely or cost effective manner.

Social Disruptions and Instability in Colombia could disrupt the Company’s Operations

Generally, companies operating in the telecommunications industry in Colombia have experienced various degrees of interruptions to their operations as a result of social instability. This uncertainty may affect operations in unpredictable ways, including disruptions of access of the Company’s operators to the Company’s towers. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

Argentina

Devaluation of the Argentine peso may adversely affect the Company’s results of operations, its capital expenditure program and the ability to service its liabilities and transfer funds abroad

Since the Company generates a significant portion of its revenues in Argentine pesos through its operations in that country, any devaluation may negatively affect the value of its earnings in that country.

The Argentine Peso has been subject to significant devaluation against the Canadian dollar in the past and may be subject to fluctuations in the future. Beginning on December 17, 2015, the current administration lifted most of the restrictions to access foreign exchange markets (“FX Markets”) and the multiple exchange rate system was unified into a floating rate regime. As a result, the value of the peso depreciated significantly against the U.S. dollar.
According to the exchange rate published by the Banco de la Nación Argentina, in the year ended December 31, 2018 the devaluation of the peso against the U.S. dollar was 102.7% (compared to 17.4% and 21.9% in the years ended December 31, 2017 and 2016, respectively). The Argentine Peso lost 59.9% of its value against the U.S. dollar in the first eleven months of 2019.

Given the economic and political conditions in Argentina, the Company cannot predict whether, and to what extent, the value of the Argentinian peso may depreciate or appreciate against the U.S. dollar, the Canadian dollar or other foreign currencies. The Company cannot predict whether the Argentine government will further modify its monetary, fiscal, and exchange rate policy. If any of these changes takes place, the Company cannot anticipate the impact these could have on the value of the peso and, accordingly, on the Company’s financial condition, results of operations and cash flows, and on the Company’s ability to transfer funds abroad in order to comply with commercial or financial obligations or dividend payments to shareholders located abroad.

Inflation in Argentina could accelerate, causing adverse effects on the economy and negatively impacting the Company’s margins

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high since then. There can be no assurance that inflation rates will not remain high or be higher in the future.

On January 2014, a new consumer price index, the National Urban Consumer Price Index (Indice de Precios al Consumidor Nacional Urbano, or “IPCNu”) was published with the aim of improving the accuracy of measurements of the evolution of prices in the Argentine economy. The IPCNu integrates a set of price indexes which allows for the monitoring of the change in several prices in the economy (wholesale, commodities and construction costs, among others) by considering the price information from all the provinces in Argentina. The IPCNu increased by 11.9% over the period from January to October 2015 (according to last available data); and by 23.9% in 2014. In the past, there has been a substantial disparity between the inflation indexes published by the INDEC and the higher inflation indexes estimated by private consulting firms. The INDEC estimated that the Argentine wholesale price index increased by 13.1% in 2012, 14.8% in 2013, 28.3% in 2014 and 10.6% in the period of January to October 2015 (according to the last available data because INDEC has not disclosed figures for November and December 2015). The INDEC resumed publication of the wholesale price index for full year since 2016, the Argentine Wholesale Price Index increased by 34.6% in 2016 and 18.8% in 2017, on a year-over-year comparison.

On January 8, 2016, the current administration issued Decree No. 55/2016 declaring a state of administrative emergency with respect to the national statistical system and the INDEC until December 31, 2016 (which was not extended). During this state of emergency, the INDEC had suspended publication of certain statistical data (regarding prices, poverty, unemployment and GDP) until it completed a reorganization of its technical and administrative structure capable of producing sufficient and reliable statistical information. As of the date of this AIF, INDEC has resumed publication of mentioned statistical data, although for some indicators it has not disclosed or provided re-estimated figures for certain time periods.

As a consequence of the aforementioned events, the full year 2015 inflation measure for IPCNu index was not disclosed, and according to last available data (from October 2015) the IPCNu registered an increase of 11.9% over the January to October 2015 period. As alternative guidance to IPCNu, the authorities suggested that other measures should be observed, such as those published by the statistical entity of the Autonomous City of Buenos Aires (IPC CABA) and the San Luis Province that registered an annual increase of 26.9% and 31.6% in 2015, respectively. IPCNu publication was resumed in June 2016 disclosing May 2016 monthly inflation figures, while data for the months in the period January to April 2016 remains unavailable. Taking this into account, IPCNu variation from May to December 2016 was 16.9% and, as alternative guidance, the indexes published by the Province of San Luis and the Autonomous City of Buenos Aires from January to April 2016 represented an increase of 13.9% and 19.2%, respectively. During 2017, the INDEC published monthly IPC index regularly, registering an increase of 24.8% on a year-over-year comparison. In 2018, the Argentine Consumer Price Index increased by 47.1%. The cumulative IPC variation for the first ten months of 2019 was 41.5%.

The Argentine government has implemented several actions to monitor and control prices for the most relevant goods and services. Despite such actions, the Argentine economy continues to experience high levels of inflation. If the value of the peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

Since approximately half of the Company’s revenues are denominated in Argentinian pesos, any further increase in the rate of inflation not accompanied by a parallel increase in the Company’s prices would decrease the Company’s revenues in real terms and adversely affect its results of operations.

Future policies of the Argentine government may affect the economy as well as the operations of the telecommunications industry in Argentina

The Argentine government has historically exercised significant influence over the economy, and telecommunications companies in particular have operated in a highly regulated environment. In the past, the Argentine government promulgated numerous, far-reaching regulations affecting the economy and telecommunications companies in particular. In addition, local municipalities in the regions where the Company operates have also introduced regulations and proposed various taxes and fees for the installation of infrastructure. Provinces have increased their tax rates, particularly the turnover tax rates.

As of the date of this AIF, the impact that the measures and any future measures taken by the current or next to assume administration will have on the Argentine economy as a whole and the telecommunication sector in particular cannot be predicted. The Company believes that the new planned government initiatives to reduce the poverty and the integration of Argentina to international markets, will be positive for the Company’s business by stimulating economic activity. However, it is not possible to predict such effect with certainty and such measures could also be disruptive to the economy and fail to benefit or harm the Argentine economy and the Company’s business in particular.

The Company can make no assurances that the new Argentine government will not adopt other policies that could adversely affect the Argentine economy or the Company’s business, financial condition or results of operations. In addition, the Company can make no assurances that future economic, regulatory, social and political developments in Argentina will not impair the Company’s business, financial condition or results of operations, or cause the market value of Company’s common shares to decline.

Argentina’s economy may contract in the future due to international and domestic conditions which may adversely affect the Company’s operations.

The effects of the global economic and financial crisis in recent years and the general weakness in the global economy may negatively affect emerging economies like Argentina’s. Global financial instability may impact the Argentine economy and cause a slowdown in Argentina’s growth rate or could lead to a recession with consequences in the trade and fiscal balances and in the unemployment level.

Moreover, Argentine economic growth might be negatively affected by several domestic factors such as an appreciation of the real exchange rate which could affect its competitiveness, reductions and even reversion of a positive trade balance, which, combined with capital outflows could reduce the levels of consumption and investment resulting in greater exchange rate pressure. Additionally, abrupt changes in monetary and fiscal policies or foreign exchange regime could rapidly affect local economic output, while lack of appropriate levels of investment in certain economy sectors could reduce long-term growth. Access to the international financial markets could be limited. Consequently, an increase in public spending not correlated with an increase in public revenues could affect the Argentina’s fiscal results and generate uncertainties that might affect the economy’s level of growth.

Moreover, several trading partners of Argentina (such as Brazil, Europe and China) are experiencing significant slowdowns or recession periods in their economies. This may impact the demand for products coming from Argentina and hence affect its economy.

If international and domestic economic conditions for Argentina were to worsen, the Argentine economy could be negatively affected as a result of lower international demand and lower prices for its products and services, higher international interest rates, lower capital inflows and higher risk aversion, which may also adversely affect the Company’s business, results of operations, financial condition and cash flows.

A large portion of the Company’s operations, properties and customers are located in Argentina, and, as a result, the Company’s business is, to a large extent, dependent upon economic and legal conditions prevailing in Argentina. If economic and legal conditions in Argentina were to deteriorate, they could have an adverse effect on the Company’s financial condition, results of operations and cash flows.

Economic and legal conditions in Argentina remain uncertain which may affect the Company’s financial condition, results of operations and cash flows.
Although general economic conditions have shown improvement in the last decade, and political protests and social disturbances have diminished considerably since the economic crisis of 2001 and 2002, the nature of the changes in the Argentine political, economic and legal environment over the past several years has given rise to uncertainties about the country’s business environment.

In the event of any economic, social or political crisis, companies operating in Argentina may face the risk of strikes, expropriation, nationalization, forced modification of existing contracts, and changes in taxation policies including tax increases and retroactive tax claims. In addition, Argentine courts have issued rulings changing the existing case law on labor matters and requiring companies to assume greater responsibility for, and assumption of costs and risks associated with, sub-contracted labor and the calculation of salaries, severance payments and social security contributions. Since we operate in a context in which the governing law and applicable regulations change frequently, it is difficult to predict if and how the Company’s activities will be affected by such changes.

Mexico

Political Risk, Social Disruptions and Instability in Mexico

The Company does much of its business in Mexico. As such, the Company is subject to certain risks specific to doing business in Mexico, including currency fluctuations and possible political, social or economic instability. Further, the Company’s activities may be affected in varying degrees by political stability and government regulations relating to the industry in which it operates.

Operating in Mexico exposes the Company to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s business activities and appropriation of assets. Some of the Company’s assets may be located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

The Company cannot provide assurances that this type of social instability or labour disruption will not be experienced in future. The potential impact of future social instability, labour disruptions and any lack of public order in Mexico, and on the Company’s operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of supplies and markets, ability to move equipment from site to site, or disruption of infrastructure facilities, including public roads, could be targets or experience collateral damage as a result of social instability, labour disputes or protests. The Company may be required to incur significant costs in the future to safeguard the Company’s assets against such activities, incur standby charges on stranded or idled equipment or to remediate potential damage to the Company’s assets. There can be no assurance that the Company will be successful in protecting itself against these risks and the related financial consequences. Further, these risks may not in any part be insurable in the event the Company does suffer damage.

DIVIDENDS AND DISTRIBUTIONS

The Company has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Tower One intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the BCBCA, the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of the Company’s Board of Directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the Board of Directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Tower One’s authorized capital consists of an unlimited number of Common Shares without par value, an unlimited number of Class B Preferred Shares without par value, 1,500,000 Class B Series I Preferred Shares and 1,000,000 Class B Series II Preferred Shares. As at December 31, 2018, there were 93,389,446 Common Shares issued and outstanding. As of the date hereof there are 93,389,446 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Company and have one vote for each Common Share held. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared and payable by the Company on the Common Shares. Subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, the holders of the Common Shares are entitled to receive the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company.

Constraints

There are no constraints on the ownership of securities of the Company.

Ratings

Neither the Company, nor any of its subsidiaries, has received any ratings.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed on the CSE under the symbol “TO”.

The following table sets out the high and low prices and aggregate volume of Shares traded through the CSE on a monthly basis during the Company’s most recently completed financial year ended December 31, 2018, as reported by the CSE for the periods indicated:

Date	High ($)	Low ($)	Volume Traded
December 2018	0.095	0.07	1,120,443
November 2018	0.13	0.075	1,582,262
October 2018	0.13	0.1	1,360,940
September 2018	0.15	0.105	1,033,212
August 2018	0.145	0.1	1,592,974
July 2018	0.165	0.135	1,243,309
June 2018	0.185	0.15	1,295,627
May 2018	0.2	0.16	1,663,289
April 2018	0.26	0.175	9,249,898
March 2018	0.27	0.165	14,341,177
February 2018	0.245	0.2	7,330,333
January 2018	0.27	0.215	3,119,595
December 2017	0.28	0.23	4,915,748
November 2017	0.375	0.23	5,154,927

Prior Sales

During the financial year ended December 31, 2018, Tower One issued the following securities which are not listed or quoted on a marketplace:

Date of Issuance	Security	Number/Value of Securities	Exercise/Conversion Price per Common Share
June 12, 2018	Convertible Debentures	$1,000,000	$0.10[1]
June 12, 2018	Warrants	2,000,000	$0.09
June 12, 2018	Warrants	8,000,000	$0.09
September 20, 2018	Bonds	$199,200	n/a
September 20, 2018	Warrants	22,766	$0.14
September 20, 2018	Warrants	91,063	$0.14
September 28, 2018	Bonds	$75,700	n/a
October 11, 2018	Warrants	28,383	$0.115
October 11, 2018	Warrants	113,530	$0.115
October 11, 2018	Bonds	$204,400	n/a
October 25, 2018	Bonds	$43,300	n/a
November 2, 2018	Bonds	$33,100	n/a
November 2, 2018	Warrants	5,044	$0.105
November 2, 2018	Warrants	20,175	$0.105
November 13, 2018	Warrants	5,000,000	$0.09[2]
November 26, 2018	Warrants	18,033	$0.085
November 26, 2018	Warrants	64,602	$0.085
November 26, 2018	Warrants	7,529	$0.085
November 26, 2018	Bonds	$95,800	n/a
November 28, 2018	Convertible Debenture	$500,000	$0.10
December 2, 2018	Bonds	$111,700	n/a
December 2, 2018	Warrants	22,340	$0.08
December 2, 2018	Warrants	89,360	$0.08
December 30, 2018	Bonds	$203,500	n/a
December 30, 2018	Warrants	36,178	$0.09
December 30, 2018	Warrants	144,711	$0.09
(1) Originally issued with a conversion price of $0.20 per Common Share.
(2) Originally issued at $0.125 per Common Share.

There were no stock options issued in 2018.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

As of December 31, 2018 and as of the date hereof, the following Common Shares of the Company were held in escrow.

Designation of Class	Number Held in Escrow	Percentage of Class
Common Shares	30,000,000	32.12%
Common Shares	500,000	0.54%

The 30,000,000 Common Shares are being held by Computershare in accordance with the provisions of an Escrow Agreement dated January 10, 2017 between Tower One and Tower Three SAS, and will be released pursuant to certain performance conditions as set out in the Escrow Agreement. All 30,000,000 Common Shares will be released on January 10, 2020.

On April 18, 2017, the Company issued 500,000 common shares to Rojo as part of an assignment agreement in which the Company would take assignment of all the assets of Rojo in consideration of the issuance of 500,000 Common Shares to Rojo at a deemed price of $0.35 per Common Share. The 500,000 Common Shares issued to Rojo in accordance with the assignment agreement between Rojo and the Company will be released 10% on the issuance date, with the remaining shares to be released 15% every six months. As the date of this AIF, there were 30,000,000 Common Shares remaining in escrow. The next release date will be on January 26, 2020 for 30,000,000 Common Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, city, province and country of residence, positions or offices held with Tower One, and principal occupation of each of the Company’s directors and executive officers, as well as the period during which each has been a director of the Company.

As of the date hereof, the directors and officers of Tower One own and control, directly and indirectly, 30,894,702 Common Shares, representing 41.6% of the Company’s currently issued and outstanding Common Shares. The Company notes that the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by its directors and officers, is based upon information provided to the Company by individual directors and officers, and is not within the Company’s knowledge.

The term of office of each director of Tower One expires at the annual general meeting of shareholders each year.

The following information is as of the date of this AIF.

Name, Position and Province/State and Country of Residence	Principal Occupation During the Past Five Years (1)	Director/ Officer Since	Current principal occupation, if other than as a director and officer of the Company(1)	Common Shares Owned (2)
Alejandro Ochoa Miami, Florida, USA President, CEO and Director	Founder and CEO of Tower Three SAS; and ex-consultant to Mackie Research Capital Company’s Investment Banking Practice with a Latin American focus.	January 12, 2017	N/A	12,000,000 12.86%
Luis Parra Boca Raton, Florida, USA Chief Operating Officer	COO of Tower One Wireless; Managed QMC Colombia: Co-Managed Ingeant SA.	August 15, 2017	N/A	Nil
Santiago Rossi Key Biscayne, Florida, USA CFO and Corporate Secretary	CFO of Tower One Wireless; former CFO of Emerging Markets Communications. He has over 25 years of experience in global leadership positions.	March 1, 2019	N/A	894,702 0.96%
Fabio Alexander Vasquez Miami Lakes, Florida, USA Director	Co-founder of Tower Three SAS, and has been engaged in the Florida aviation business for over 25 years. Recently sold FBO to Carlyle Group	January 12, 2017	Founder and CEO of Executive Investment Partners, LLC	12,000,000(3) 12.86%
Robert Horsley Vancouver, British Columbia, Canada Director	Director of Evolving Gold Corp.; CEO of Fortify Resources Inc.; Partner of Howe and Bay Financial Corp.; CEO and director of Pacific Therapeutics Ltd.	January 12, 2016	Partner at Howe & Bay Financial Company	2,835,707 3.04%
Brian Gusko Vancouver, British Columbia, Canada Director	Director of Lomiko Metals Corp.; Director of Cloud Nine Education Group; Partner of Howe and Bay Financial Corp.; Director of Pacific Therapeutics Ltd.	August 25, 2015	Partner at Howe & Bay Financial Company	2,519,339(4) 2.70%

Notes:

(1)	The information as to principal occupation is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.

(2)
The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, controlled or directed as of the date of this AIF. The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	These 12,000,000 Shares are held indirectly through Executive Investment Partners, LLC, a company wholly-owned by Mr. Vasquez.

(4)	Includes: (i) 1,860,299 Shares held directly by Mr. Gusko; and (ii) 659,040 Shares held indirectly by Mr. Gusko.

The Audit Committee is comprised of Mr. Ochoa, Mr. Gusko and Mr. Horsley.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

Other than as disclosed below, no director or executive officer of the Company is, as at the date of this AIF, or was within 10 years before the date of this AIF, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company), that:

(a)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer, or
(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

A cease trade order has was issued by the British Columbia Securities Commission on May 6, 2019 against the Company for failing to file its annual audited financial statements and related management’s discussion and analysis. On May 13, 2019, the Company filed its annual audited financial statements and related management’s discussion and analysis and the British Columbia Securities Commission revoked the cease trade order.

Bankruptcies

Other than as disclosed below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Luis Parra, an executive officer of the Company, co-founded Ingeant SA (“Ingeant”), a corporation incorporated pursuant to the laws of Colombia. He is currently a partner of Ingeant, and served as technical director and board member of Ingeant from July, 1995 until his resignation in early December, 2014. On October 31, 2014, Ingeant filed a voluntary petition for relief to reorganize under Article 47 of Colombian Law 1116 de 2006 of the Business Insolvency Regime of Colombia in the “Super Intendencia de Sociedades” in the city of Medellin, Colombia.  On December 19, 2014, Ingeant’s petition was accepted.

Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this AIF, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in the exploration and development of natural resources, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

PROMOTERS

No person has been within the two most recently completed financial years or during the current financial year, a promoter of Tower One.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There were no material legal proceedings that the Company is or was a party to, or that any of its property is or was subject of, during the year ended December 31, 2018.

There have not been any:

•
penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2018 and any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely to be considered important to a reasonable investor in making an investment decision; and

•	settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2018.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of the Company’s Management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Tower One’s transfer agent and registrar for its Common Shares is Computershare Investor Services Inc., of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

MATERIAL CONTRACTS

Material Contracts from the Fiscal Year ended December 31, 2018

The following are the material contracts of the Company entered into during the financial year ended December 31, 2018, and from January 1, 2018 to the date hereof:

(a)	Warrant Indenture Providing for the Issue of Warrants dated February 16, 2018 between Tower One Wireless Corp. and Computershare Trust Company of Canada;
(b)	Supplemental Warrant Indenture Providing for the Issue of Warrants dated April 3, 2018 between Tower One Wireless Corp. and Computershare Trust Company of Canada;
(c)	Share Purchase Agreement dated February 23, 2018 for the acquisition of 75% of the issued and outstanding shares of Comercializadora Mexmaken Sa De Cv. (“Mexmaken”);
(d)	Share Purchase Agreement dated February 23, 2018 for the acquisition of 14% of the issued and outstanding share capital of Mexmaken;
(e)	Share Purchase Agreement dated March 23, 2018 for the acquisition of 1% of the issued and outstanding share capital of Mexmaken; and
(f)
Definitive Agreement announced April 4, 2018 further to previous letter of intent to acquire Mexmaken, a Mexican-based private tower company which owns, builds and leases cellular towers to the telecom industry in Mexico, including a master lease agreement with AT&T permitting it to be granted direct BTS opportunities for AT&T. The Company acquired 1,500 Series A shares of Mexmaken, representing 75% of its issued and outstanding share capital. In consideration of the 1,500 Series A shares, the Company issued 7,500,000 Common Shares to a certain shareholder of the Mexican-based company at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company owned 90% of the issued and outstanding share capital of the Mexican-based company, which is now a subsidiary of the Company.

INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference, or referred to under a filing made under National Instrument 51-102 Continuous Disclosure Obligations and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)
Manning Elliot LLP, Chartered Professional Accountants, provided an auditors’ report on the Company’s Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016, filed under the Company’s profile on SEDAR on May 13, 2019.

To the Company’s knowledge, none of these entities (or designated professionals of the entities) or individuals holds, directly or indirectly, more than 1% of the Company’s issued and outstanding Common Shares. Based on information provided by the experts, none of the experts named above, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information relating to the Company’s Audit Committee and Compensation Committee may be found in the Company’s most recent MD&A, available on SEDAR at www.sedar.com.

Additional financial information is provided in Tower One’s audited financial statements and related management discussion and analysis for its financial year ended December 31, 2018, available on SEDAR at www.sedar.com.